Filed pursuant to Rule 433

November 19, 2020

Relating to

Preliminary Prospectus Supplement dated November 19, 2020 to

Prospectus dated April 3, 2018

Registration Statement No. 333-224104

Vornado Realty Trust

5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest

Pricing Term Sheet

Issuer:	Vornado Realty Trust

Securities Offered:	12,000,000 of the Series N Preferred Shares of Beneficial Interest (liquidation preference $25.00 per share) of the Issuer.

Public Offering Price:	$25.00 per share, plus accrued dividends, if any, from the date of original issue.

Underwriting Discount:	$0.7875 per share (retail); $4,968,069.75 total; and $0.50 per share (institutional); $2,845,670.00 total

Net Proceeds to the Issuer, before Expenses:	$292,186,260.25 total

Dividends:

Dividends on each Series N Preferred Share will be cumulative from the date of original issue and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 2021, at the rate of 5.25% of the liquidation preference per annum, or $1.3125 per Series N Preferred Share per annum.

Liquidation Preference:	$25.00 per share, plus an amount equal to accrued and unpaid dividends (whether or not earned or declared).

Denomination:	$25.00 and integral multiples thereof.

Trade Date:	November 19, 2020

Settlement Date:	November 24, 2020 (T+3)

Maturity:

The Series N Preferred Shares have no maturity date, and the Issuer is not required to redeem the Series N Preferred Shares. Accordingly, the Series N Preferred Shares will remain outstanding indefinitely unless the Issuer decides to redeem them. The Issuer is not required to set aside funds to redeem the Series N Preferred Shares.

Redemption at Option of the Issuer:

Except in instances relating to preservation of the Issuer’s status as a real estate investment trust, the Series N Preferred Shares are not redeemable until November 24, 2025. On and after such date, the Issuer may redeem the Series N Preferred Shares, in whole at any time or in part from time to time, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date fixed for redemption. The Series N Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Use of Proceeds:	The Issuer will use the net proceeds for general business purposes.

Expected Listing:

The Issuer intends to file an application to list the Series N Preferred Shares on the New York Stock Exchange under the symbol “VNO Pr N.” If this application is approved, trading of the Series N Preferred Shares on the New York Stock Exchange is expected to begin within 30 days following the date of original issue of the Series N Preferred Shares.

CUSIP / ISIN:	929042810 / US9290428104

It is expected that delivery of the Series N Preferred Shares will be made against payment therefor on or about November 24, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series N Preferred Shares on the date of pricing will be required, by virtue of the fact that the Series N Preferred Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Series N Preferred Shares who wish to trade the Series N Preferred Shares on the date of pricing should consult their own advisors.

Vornado Realty Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty Trust has filed with the SEC for more complete information about Vornado Realty Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC (collect) at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-827-7275, and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.